
EQUITYMULTIPLE
2022 REPORT

Share Report

LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

As we conveyed to our investors at the end of last year, we correctly foresaw 2023 as a year of turmoil in the real estate industry. We made a number of actions to steer through the tumult. First, by cutting expenses and better allocating resources across the firm. Second, by shifting our product focus toward debt and credit, which have performed great this year, from equity, which has struggled. Third, by launching our Ascent Income Fund, our proprietary debt fund, in September. And fourth, by entering into a strategic partnership with Marcus & Millichap, the largest mid-market CRE broker in North America, in what is a first-of-its-kind transaction in our space and which will provide uncountable synergies for both companies.

We need your help!

Sign up with EquityMultiple! We love helping new customers looking to invest in our deals and product offerings. Do you know Sponsors looking for funding? We would love to meet and speak with qualified, successful Sponsors about particular deals or fund offerings that they may have. Reach out to our fantastic Investor Relations team to learn more about our products offerings, about the CRE industry, and about how you can get involved.

Sincerely,

Charles Clinton
CEO

Michael Stern
CFO

Stephen Emery
Member, Board of Directors

Our Mission

Our vision is to make alternative assets part of every investor's portfolio.

Our Website ⤢

How did we do this year?

REPORT CARD







A-

☹ The Good

Increased Gross Revenue and Operating Income year-over-year despite challenging macro real estate industry headwinds

Launched Ascent Income Fund, our proprietary debt and credit fund, in September 2023 to great success

Entered into a first-of-its-kind strategic partnership with Marcus & Millichap, the largest broker in in the mid-market

☹ The Bad

Deal volume was slower within the commercial real estate market, although margins have increased

Investor volume was slower due to market uncertainty early in the year, although investments have begun to return

Launch of Ascent Income Fund took longer than expected

2022 At a Glance

January 1 to December 31

$9,656,792 +14%
Revenue

-$5,565,754
Net Loss

$31,628,761 +87%
Short Term Debt

$6,518,750
Raised in 2022

$2,881,422
Cash on Hand
As of 11/30/23

INCOME BALANCE NARRATIVE

Revenues
Profit
$8,493,486
-$861,431
$9,656,792
-$5,565,754
2021
2022

Net Margin: -58% Gross Margin: 73% Return on Assets: -14% Earnings per Share: -$0.80 Revenue per Employee: $235,532

Cash to Assets: 9% Revenue to Receivables: 213 Debt Ratio: 82%

Equity_Multiple__Inc.-_Audit__20__21_-_FINAL_0516.pdf

Equity_Multiple__Inc-_FINAL_AUDIT_FS_2022.pdf

We ❤ Our 520 Investors

Thank You For Believing In Us

Robert Erich
David Curtis
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Talent Dube
Jalpan Piyush Dave
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Rawee Kambhiranond
William Deas
Jeffrey Schmitz

Hatem Rowaihy
Daniel Devlin
Gemechu Getachew
Jacques Angrain Glaude
Garry A Turner
Su Sarvis
Ricardo Maciel Reis
Travis Haberjak
Hector Ortiz
Konstantinos Chatzopoulos
Tom Rhodes
Scott E Kaplan
Johnny Evans
Gary Palmer
Prabhudas Chelumala
Thomas Scott
Brian Herseth
Sharon Davidson
Aradhana Ghosh
Peter Shankar
Michael Stern
Badal Haider
Sherry Fang
Abby Blumenfeld
Jordan Hopson
Alwin Alexander John
Brian Haberly
Luis Antonio Dominguez
Luke Mitchell
Judith A Culp
Joseph Barbaretta
Solomon Choi
Lucas King

Will Ford
Jim Bornheimer
Philip J. Whitman, CPA
Nahiem Hood
Constantin Caparos
Zeek Weeks
Jaime Matus
Marcus Mendiola
Drew Gibson
Gaurav Kalani
Yoav Getzler
Mohammed A. A. A. Saif
Dean Baker
Gregory Fong
Hunain Dada
John Fredenberg
Sungjae Lee
Zachary Patterson
Robert Gondo
Hari Veena Veligeti
Rahsaan Nurullah
Thomas Nicholson
Kranthi Chagarlamudi
Kyle Wiese
Manuel E. Lugo Recart
Vesile A. SİRİN
Jeff Williams
Carrie W
Lars Carver
Ryan Casey
Nicholas Edwards
Hellen Mbithi
Cornelius Sheridan

LD Freeman
Dominick Savillo
James Elliott (famineFHM)
Jack Heald
Elpis Realty
George Simons
Cody Heisinger
Claude Fisher III
Karen K Sikes
Martin D.
Charlotte Renee Sullivan
Michael Z Furer
Tara Miller
Jared LaRock
Michael Thomas
Joshua White
Karthikeyan Natarajan
Scott Leaver
Sarah Higgins
Sailendra Sunkara
Chad Sudmeyer
Stefan Kalb
Edwin Carrasquillo
Amina Ross
Tazhe Cooper
Roderick Herron
Abiola Ijalana
Lucas King
Gibrael Kotwal
Kailash Gupta
Justin Colvin
Elaine Hilbert
Steven M Holowicki

Dave Coleman
Timothy Felker
David Macario
Michael Fied
David Ross Boswell III
Artan Kristo
Robert Cole
Luke Moma
Alice Mcquaid
Jeffrey Scales
Hiram Wong
Nicky Golbahar
Ernst Jean
Tom Wright
Eric Burr
Thomas Goldberg
Sanjay Sohoni
Jon Deng
Benzi Jaffe
Dmitriy Peregudov
Aruna Ponnada
Jonathan Lo
Yan Moukoury
Albert Jose
Alex Gilleland
Joshua Heier
Ryan Gott
Bryan H
Alberto Estrella
Brett Sharpe
Ali Abdulla Rashed Aldhaheri
Gary Fuller
Hard Knock Collective

IRA Pfeifer
Galina Reznik
Leroy Young
Mical Salmonson
La Monte Wayne Peters
Leeland Perry
Casey Roberson Shaver
Yves Diba Ilunga
Daniel Murillo
Lakeith Lee
Alfonso Aduna
John Taiwo Ojoko
Jenny Quinn
Sanjay Boniface
Paul Born
Chris Butterfield
Michael Accardi
Andy Crebar
Sunal Makadia
Adam Atkinson-Lewis
Mariana Cassimiro
Jeanne Steman Findlay
Priyendu S
Tazzy Jazzy
Abhimanyu Kapil
Brooke Jackson
Heidi Berger Perry
Jose Hernandez
Peter Davis
Kelly Smyth
John Jahde
Jeffrey N. Vargas
Ricardo Silva

Markus Vitulli	Nicholas Marquardt	Stephen C. Simms	Kim Kuncl	Wayne Burkholder	John Frederick Adderholdt
Ron Bivas	Michael Kreutzer	Andrew Paul Rooke	Sherwood Neiss	Lillian Kido	Robert Burdwell
Nilang Patel	John Nguyen	Sergei Joffy	Petr Zaytsev	Stuart Miller	Ralph HOLMES
Vyacheslav Zukerman	Andrew Wooley	Lee Jordan	Dmitri Baranov	Matthew Borowski	Richard HILDEBRAND
Phillip Dauer	Dominic Lanza	Elene Terry	Matis Friedman	Peter Baptista	Victor Smith
Angela Goodwin	Jon Rochlis	Brian R Schaefgen	Daniel Pasette	Neema Nayeb-Hashemi	Ajay Cheriyan
Vignesh Kumar Sathyamoorthi	Elizabeth Shandor	Patrick Ryan	Amy Huang	Marc Williams	Kiran Nimmagadda
Sean G	Vipul Panchal	Kevin Brown	Burson Augustin	Kyle Patterson	Pierre Buhot-Launay
Ryan Redfern	Russell Edward Skinner	Brent Folbrecht	Katherine Fitzgerald	Gary Hedrick	Dan Williamson
Kevin Manning	Pavan Devulapally	Troy Duininck	Chris Fraley	Joseph Beck	Jana Kenaan
James McDade	Stephanie Yee	Brad Kort	Anthony Lisankis	Benjamin Hults	Stacey McCroskey
Conor Parks	David C. Brown	David Mustone	David Deriso	Mark Gebhard	Keith Elwood
Aby Kuriakose	Robert E. McCauley	Paul Walczak	Joerg Koehler	Kimberly Hoey	David DiPietro
William G Taylor III	Divyesh MODI	Kenneth Ratcliff	Richard Ericson	Scott Cohen	Jordan Ray
Blake Clemmons	Michael Plath	Max Bastow	Steven R Smith	Austin Gottschalk	Zack Van Prooyen
Jeffrey E Simon	Dwain KUEHL	Joan Baxter	Stefan Georg	Edward Kelly Medlock	Joseph Ryan
Kelli Thomas	Robert Goodwin	Ryan Harris	Waqar Rizvi	Milind Makwana	Kurt Tsuneyoshi
Vito Zaccone	Adan Ibarra	James Hayes	Reza Bayati	Arathy Sukumar	Nicholas Craggs
Elhadji Mbargou Ndiaye	Muhammad Alnemer	Matthew Bernath	Jake Rackham	David Hamou	Gary Alan Counts
Michel Guex	John C. Nelson	Ryan Schechter	Low Soon KEN	Adrian Bonanno	David Scheiffele
Jim Palmieri	Fernando Orrosquieta	Shelby Thuruthumalil	Pedro Somarriba	Austen Bommarito	Kecia Brown
Kishore Anjaneyulu	Job Idakwoji	Martin Prebio	Sotiris STAMOU	Cody Ford	Inge Von Aulock
Vijay Mali	Mike Szabados	Richard Taddonio	Jeff Sipe	Sundeep Singh Ahuja	Melvin Harrison
Na'shawnda Peterson	Chinwuba OBED	Joy Pollard	Mildred Giacometto	Christopher Paul	Joseph Francis
Marshall Masterson	Terry Marshall	Will Bunnell	Vernita Litchmore	Mitchell Kunkler	Marc A Pierre Louis
Cory Schwab	James Wilkinson	Kristen Fountain	Steve Sarno	Parshant Kumar	Aakash Jain
Anthony Runnels	Reynaldo Adji	Joseph Charles Dayball III	Roxana Torres Kahley	Richard Muhlenbruch	Dorian Nasby
Igor Tsukerman	Vikram L	Tonia Willekes	Leigh Zelinski	Mika Lewis	Diane Geer
Odel Dow	Rafael Vilaplana	Taylor Carey	Lipsa Sarangi	Amy Russ	Lauren Sun
Nathaniel Arndt	Kevin Wilson	Jeffrey S. BIRD	Yuan Chang	Chanoch Rosenfeld	Frank Peart
Danny Lindley	Julia Wilhite	Ron Heveran	Dave Silberman	Simcha Dewick	Rajiv Panta
Lynnzi Brianza	Andrew McAfee	Scott Snyder	Mike Mutto	Mark Thomas	Nicolas Ha
Miss Dupsey	Charles Leak	David Botsford	Keith Nation	Daniel Johnsen	Mick Hall
Anthony Smith	Dan TRAN	Luyee Jiang	Aaron Drabkin	Samikshya Patra	Ellen Russell
Alpesh Parmar	Jacob Saha	Steven Vickerman	Andrew G. Roots	Andrew Sain	Joseph P Crotty
Adam Kelly	David Fassler	Kevin Young	Irish Kevin	Saagar Singh Sachdev	Michael Paladino
Judy McGuire	Yosef Hertz	Hareesha Rameshappa	Krishnamoorthy Venkataramanan	Anita Verma	Brent Hartman
Naqib Khan	W Kim Colich	Benjamin Gallegos	D Hung	Karthik Kailash	

Thank You!

From the EquityMultiple Team



Charles Clinton

CEO

Former Simpson Thacher real estate attorney representing Blackstone, KKR and Carlyle on $10B+ of transactions



Marious Sjulsen

Chief Investment Officer

Over 20 years experience in real estate, acquisitions, and private equity, building out several CRE investing platforms.



Peter Shankar

Chief Technology Officer

Previously led the buildout of the online loan action platform at Mission Capital (now a part of Marcus&Millichap)



Soren Godbersen

Chief Growth Officer

Previously an owner of multimillion dollar performance marketing budgets for national brands like Nordstrom and...



Dan Melaugh

EVP, Real Estate

Previously an investment and asset management professional at iStar (NYSE: STAR) and Safehold (NYSE: SAFE) in...



Henry Kwong

Managing Director, Asset Management

20+ years in real estate and asset management at Clarion Partners, Cerberus Capital, ING and Deutsche Bank.



Michael Stern

CFO

15+ years in corporate finance, including investment banking at Credit Suisse, hedge funds Narrative Capital and DWD...

Details

The Board of Directors

Director	Occupation	Joined
William David Tobin	Real estate finance @ Mission Capital	2017
Stephen Emery	Investor @ Supergoop	2017
Charles Clinton	CEO @ EquityMultiple	2015

Officers

Officer	Title	Joined
Charles Clinton	CEO	2015
Michael Stern	CFO	2022
Marious Sjulsen	CIO	2015
Peter Shankar	Chief Product Officer	2015
Soren Godberson	Chief Growth Officer	2015

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

Date	Amount	Security	Exemption
04/2016	$1,252,032		Section 4(a)(2)

06/2017	$829,033		Section 4(a)(2)
07/2018	$2,875,000	Safe	Section 4(a)(2)
04/2020	$500,700		Other
12/2020	$4,825,112	Preferred Stock	Section 4(a)(2)
02/2021	$576,782		Other
06/2022	$6,518,750	Safe	Section 4(a)(2)
04/2023	$1,386,247	Safe	Regulation Crowdfunding
05/2023	$420,000	Safe	Section 4(a)(2)
05/2023	$1,386,247		4(a)(6)
10/2023	$4,000,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/13/2016	$1,252,032 ❓	3.5%	20.0%	$3,250,000	11/15/2019 ❓
06/16/2017	$829,033 ❓	2.5%	20.0%	$6,000,000	11/15/2019
10/30/2023	$4,000,000 ❓	10.0%	85.0%	None	10/31/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
PPP ❓	04/13/2020	$500,700	$0 ❓	1.0%	02/23/2021	
PPP ❓	02/05/2021	$576,782	$0 ❓	1.0%	04/29/2022	

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred Stock	3,902,293	3,863,419	Yes
Common Stock	7,929,793	3,096,122	Yes

Warrants: 0
Options: 558

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other securityholders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. There are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

If we are unable to generate revenue, our business will be materially adversely affected.
The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from investments offered on its platform. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

Our operating costs may change, which could affect our performance. We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States. Changes in employment laws or regulation could harm our performance. We intend to add new investment products on our website. These or other new products could result in new costs of doing business. There could be new expenses associated with competing against new and different competitors, meeting new infrastructure requirements and complying with new legal and regulatory challenges. We cannot guarantee any revenues earned from providing new products will cover potential expenses.

We operate in a highly competitive market, and the size and resources of some of our competitors may allow them to compete more effectively than we can. We face competition with respect to the offering of real estate investments online and from institutional asset managers that offer retail investor-focused investment products. Many of our competitors have significantly greater financial and other resources than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses, delays and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. No assurance can be given as to the ultimate success of the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We could incur substantial costs defending our intellectual property from infringement or a claim of infringement. Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to provide our services. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Intellectual property litigation or claims could force us to do one or more of the following:

• cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
• obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and
• seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Company" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Management has discretion as to the use of proceeds of this Offering.
The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. As a result, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Litigation relating to the offering of real estate investments could adversely affect our business.
The Company is involved in the offering of investments and is subject to potential litigation from investors and real estate operators, particularly when investments underperform. While the Company has never been sued by its investors or counterparties, it has been threatened with law suits. In addition, the Company may need to pursue litigation against a real estate operator or other counterparty to protect the interests of investors and its reputation. Litigation can involve substantial cost and time, be a distraction to management, and the results are not guaranteed.

Real property investments may be adversely affected by a number of macroeconomic factors.
The success of the Company is tied to the success of investments offered on its platform. Real property investments are subject to varying degrees of risk. The returns generated from investments in real estate depend on the amount of income generated and expenses incurred. Moreover, certain significant expenditures associated with investments in real estate (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a property does not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the property's cash flow and ability to cover costs, make distributions to investors and provide a positive return to investors will be adversely affected. The revenues and value of a real estate investment may be adversely affected by a number of factors, including:
• adverse domestic or global economic conditions, particularly in the event of a deep recession which results in significant or prolonged unemployment;
• losses across many sectors of the economy and reduced levels of consumer spending;
• the perceptions by prospective tenants of the safety, convenience and attractiveness of the area in which the property is located;
• the ability to provide adequate management, maintenance and insurance;
• a weak market for real estate generally including, among other reasons, as a result of an epidemic, pandemic or other health-related issue in one or more markets;
• business closings, industry or sector slowdowns, employment losses and related factors; and
• increased operating costs (including real estate taxes and utilities, and cost of compliance with government regulation, including zoning and tax laws).

If we are unable to respond to technological changes or upgrade our websites and technology systems to remain competitive, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past, with no assurance that our business will improve. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers. Furthermore, in order to respond and adapt to changes in consumer behavior and preferences and continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed.

Our business is reliant on third-party platforms.
The Company's technology infrastructure is dependent on third-party software services including Amazon Web Services, Wordpress, Salesforce, and Dwolla. Additionally, the Company's internal communication depends on third party tools including Asana, Slack, and Google Apps. The Company is also dependent on third party social media platforms to increase exposure and brand awareness. Costs of cloud infrastructure and other third-party software services could increase at an unexpected rate and make operating the business become unsustainable. Interruptions could occur due to internet outages as well as policy changes or claims that we are not in compliance with the terms of third-party platforms. Any interruption in the availability of these services, tools or platforms could have material negative impact on our reputation, our ability to deliver service to users, and the profitability of our operations.

Our business will suffer if we are not able to scale our network as demand increases. We have had only limited deployment of our products services to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining adequate performance. In addition, as customers' usage increases, we will need to make additional investments in our infrastructure to maintain adequate technology, bandwidth and support. We cannot assure that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

We are dependent on certain key personnel, including our co-founders.
Much of the Company's success depends on the skills, experience, and performance of its key personnel, including its founding management team. The Company currently does not have a succession plan fully detailing how to replace any of these persons in the case of resignation, death or disability. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel and third-party contractors. The loss of the services of any of the key members of management, other key personnel, or the Company's inability to recruit, train, and retain senior management, key personnel or third-party contractors may have a material adverse effect on the Company's business, operating results, and financial condition.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.
The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Company is under no obligation to convert the Securities into "shadow" securities (the type of equity securities Investors are entitled to receive upon such conversion). The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The

Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Additionally, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
With the economic impact of COVID-19 potentially continuing throughout 2022 and into the future, the Company's revenue may be adversely affected.

We may need to change our business strategy to respond to adverse or competitive market conditions. In order to respond to market changes, the Company's management may from time to time make changes to the business or growth strategy of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

A global economic downturn could result in a reduced demand for our services and increased volatility in our revenues.
Uncertainty about current and future economic conditions may cause our customers to reign in their spending generally, the impact of which may be that they stop or delay their purchases of our products and services. If these general economic conditions persist or continue to worsen, our future operating results could be adversely affected, particularly relative to our current expectations. In addition, reduced consumer spending may drive us and our competitors to offer services at promotional prices, which would have a negative impact on gross profit. Consequently, demand for our services could be materially different from expectations, which could negatively affect our results of operations and cause our revenues to decline. Any inability of customers to pay us for our products and services may adversely affect our operations and cash flow.

We rely on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary.

We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage against potential liabilities.
We may become subject to liability claims resulting from the use of our services. In addition, liability insurance is becoming increasingly expensive. Being unable to obtain or maintain liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities could have a material adverse effect on our business

The Company's failure to comply with applicable law could harm its business.
The Company must comply with applicable local, state, and federal rules, laws and regulations. If the Company operates in breach of applicable law, it may be subject to fines, sanctions or penalties that could impede its ability to continue doing business, or it may be subject to lawsuits. This could cause Investors to lose their investment. There may be existing laws or regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this could cause the Company to incur additional expenses or alter its business model.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our client transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and debt collection, consumer protection, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations, and we expect these costs to increase going forward. The violation of these or future requirements, laws or regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order, or even revocation or suspension of our business license. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements, laws and regulations.

If the Company or an affiliate is deemed to be an investment company or a broker-dealer, it may be required to institute burdensome compliance requirements and its activities may be restricted.
The Securities and Exchange Commission heavily regulates the manner in which "investment companies" and "broker-dealers" are permitted to conduct their business activities. An affiliate of the Company is a registered investment adviser and is subject to reporting obligations, audits and heightened regulatory scrutiny. The Company believes it and its affiliates have conducted their businesses in a manner that does not result in any of them being characterized as an investment company or broker-dealer. However, there is no assurance that this belief will continue to be correct. If the Company or an affiliate is deemed to be an investment company or a broker-dealer, it may be required to institute burdensome compliance requirements and its activities may be restricted, which would affect its business to a material degree and may make it difficult for the Company to attract additional investment by institutional investors.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated in this Form C. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated in this Form C is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Investors may have limited voting power.

investors in the Securities likely will not control the vote upon certain matters of the Company even if and when their Securities are converted into shadow securities. Upon such conversion, shadow Securities may not control key votes and related actions of the Company, even in circumstances where a statutory right to vote is provided by state law. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-1 Shadow Security holders may not receive additional voting rights as the majority of the Series B Preferred Shareholders vote, such that the Series B Preferred Shareholders control the outcome of such votes and events, including appointment of directors, liquidation events and other material issues. Moreover, pursuant to the existing voting agreement for the Company's Preferred Stock, holders of Preferred Stock are required to vote their shares in favor of certain Company transactions and certain amendments to the Company's articles of incorporation, to the extent that such actions are approved by the board of directors, the other preferred stockholder of the Company, and holders of Common Stock.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.
In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Our financial projections are subject to changing factors, which may impact our results.
The Company has made certain assumptions about its growth and the growth of online real estate investing in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in the market, product introductions by competitors, and changes in customer preferences. We may provide certain projected results of operations to prospective investors in connection with this Offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for its operations are reasonable, but until its operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates.

If the company fails to expand its investor and real estate operator pools by promoting and maintaining its brand in the market, the Company's business, operating results, financial condition, and its ability to attract customers could be materially adversely affected. The Company's success depends in part on its ability to expand its investor and real estate operator pools by increasing its visibility in the marketplace. This may require a significant amount of capital to allow the Company to market its products and services and to establish brand recognition and customer loyalty. The Company can offer no assurances that it will be successful in maintaining its competitive edge or in establishing new awareness of its brand, which allows the Company to effectively compete in its market. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which the Company operates may result in an increased number of direct competitors. To promote its brand, the Company may be required to continue to increase its financial commitment to creating and maintaining brand awareness. The Company may not generate a corresponding increase in revenue to justify these costs. Any number of conditions could affect the success of the Company's marketing efforts, including a poorly executed campaign, cost increases, or an inability to keep up with new technologies, which could have a negative impact on user experience and adversely affect our results of operations and future growth.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Planned transactions and Alpine Notes. Certain items on the financial statements pertain to the Alpine Notes products and do not, in the Company's estimation, reflect funds raised for operating activities. These items include, but are not limited to, the Balance Sheet items indicated as Short-Term Notes Series in Current Liabilities and Short-Term Notes Investments in Current Assets, as well as Investment Income from Short Term Notes on the Income Statement.The Company intends to engage in a transaction, or series of transactions, whereby the Company and its affiliates will no longer consolidate its EM ST Notes LLC subsidiary ("Alpine") in the Company's consolidated financial statements. This transaction will involve affiliates, subsidiaries or other related parties. Current and planned issuances of Alpine Notes series and investments are not expected to be materially impacted.The Company believes this will have limited impact on the income statement and will affect only certain line items on the balance sheet. As of December 31, 2021, total assets held by Alpine were $14,994,946 and total liabilities were $15,018,346. For the year ended December 31, 2021, revenue and net loss attributable to Alpine were $125,425 and ($23,400), respectively. As of August 2022, total cash and equivalents attributable to Alpine totaled $5,868,888.The Company may be mistaken regarding the outcome of the planned transactions. The transaction may result in a taxable gain to the Company

regarding the outcome of the planned transactions. The transaction may result in a taxable gain to the Company. There can be no assurance that the stand-alone Alpine entity will be profitable or will be able to remain a going concern without assistance from the Company or another party.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Equity Multiple, Inc.

Delaware Corporation
Organized February 2015
41 employees
91 Fifth Ave
Flr 5
New York NY 10003 http://www.equitymultiple.com

Business Description

Refer to the EquityMultiple profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

EquityMultiple is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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